UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   [   ]    Form 40-F   [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   [   ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Mexican Federal Economic Competition Commission Approves Tahoe Resources Plan of Arrangement with Pan American Silver”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: February 15, 2019

/s/Cassandra Joseph
Cassandra Joseph
VP Corporate Secretary & Associate General Counsel